SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. 1)
                          -------------------



          U.S. Home & Garden Inc. (formerly, Natural Earth Technologies, Inc.)
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  902939107
           ----------------------------------------------------------
                                 (CUSIP Number)

                      Kalman Renov, D.H. Blair & Co., Inc.
                44 Wall Street, New York, NY 10005 (212) 495-4484
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             July 17, 1996
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 27 pages

CUSIP No.  902939107                 13D                   Page 2 of 27 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kalman Renov


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       Not applicable.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            681,702
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             22,440
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             681,702
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       22,440
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       704,142
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.6%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 3 of 27 pages

          Kalman Renov ("Mr. Renov") hereby amends the following items in his statement on Schedule 13D relating to the common stock, $.001 par value ("shares") of U.S. Home & Garden, Inc. (formerly, Natural
          Earth Technologies, Inc.) (the "Issuer") as follows:

Item 1. is hereby amended in its entirety as follows:

          Common Stock, $.001 par value ("shares")

          U.S. Home & Garden Inc.
          655 Montgomery Street, Suite 830
          San Francisco, California  94111

Item 4. is hereby partially amended by deleting the first sentence and substituting the following sentence therein:

          This Amendment is filed solely to report that Mr. Renov has transferred to a third party a portion of a previously-acquired option owned by him, and that Mr. Renov's percentage of beneficial ownership has decreased as a result of an increase in the amount of the Issuer's outstanding shares.

Item 5. (a) is hereby amended in its entirety as follows:

          As of July 17, 1996, Mr. Renov may be deemed to beneficially own 704,142 shares or 5.6% of the Issuer's shares. Of these shares, (i) 80,820 underlie a Unit Purchase Option directly owned by Mr. Renov to purchase 134.7 Units (1) at $1,200 per Unit and exercisable through August 4, 1998; (ii) 600,882 shares underlie a Unit Purchase Option directly owned by Mr. Renov to purchase 6.85 Units (2) at a price of $100,000 per Unit through August 29, 1999, and (iii) 22,440 shares underlie a Unit Purchase Option owned by Blair to purchase 37.4 Units
          (1) at $1,200 per Unit and exercisable through August 4, 1998.

Item 5.(c) is hereby adding the following paragraph:

          On July 17, 1996, Mr. Renov transferred to a third party an option to purchase .55 Units from a Unit Purchase Option to purchase
          7.40 Units that Mr. Renov had previously acquired, with Mr. Renov retaining an option to purchase the remaining 6.85 Units, as described in Item 5. (a) (ii) above and attached herein as Exhibit D. No other transactions were made by Mr. Renov in the Issuer's securities in the prevous sixty days. See Exhibit E for a schedule of transactions made by Blair as market-maker in the Issuer's securities in the previous sixty days.

Item 7. is hereby amended by adding the following paragraph thereto:

Exhibit D - Unit Purchase Option owned by Mr. Renov for 6.85 Units dated
            July 17, 1996.

Exhibit E - Schedule of transactions made by Blair as market-maker in the
            Issuer's securities from May 18, 1996 - July 17, 1996.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/ Kalman Renov
Date:    July 29, 1996                 _____________________________
         New York, New York             Kalman Renov


- ----------------------------------------------------------------------------
(1) Each Unit consists of 400 shares and 200 Warrants. Each Warrant entitles its holder to purchase one share at an exercise price of $2.50 through August 4, 1998.
(2) Each Unit consists of 43,860 shares and 43,860 Class B Warrants. Each Class B Warrant entitles the holder thereof to purchase one share at $2.28 from March 1, 1995 until February 28, 2000.